CONSENT OF RICHARD ADOFO
The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference to the Registration Statement on Form S-8 of Centerra Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Richard Adofo

Richard Adofo
Vice President, Exploration & Resource
Centerra Gold Inc.

Dated February 22, 2024